SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 32)

American Select Portfolio, Inc.
(SLA)
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

029570108
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(CUSIP Number)

Paul E. Rasmussen
3300 IDS Center
80 South Eighth Street
Minneapolis, MN  55402-4130
- -----------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2009
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ x ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for an subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 029570108
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Sit Investment Associates, Inc.    IRS Identification No. 41-1404829
     See Exhibit 1 for schedule of affiliated entities.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

         00 Cash deposited in investment accounts regarding which Sit Investment Associates, Inc. and Sit Investment Fixed Income Advisors, Inc. have investment discretion.
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
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                    7.    SOLE VOTING POWER

   NUMBER OF              3,700,690 Shares
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER
   OWNED BY
   EACH             -----------------------------------------------------------
   REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON
   WITH                   3,700,690 Shares
                    -----------------------------------------------------------
10. SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     3,700,690 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                [  ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.71%
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14   TYPE OF REPORTING PERSON (See instructions)

     IA
- -----------------------------------------------------------------------------

ITEM 1   Security and Issuer

         Common Stock
         American Select Portfolio, Inc.
         c/o Julie Kuck
         U.S. Bancorp Asset Management
	 800 Nicollet Mall, BC-MN-H05F
         Minneapolis, MN 55402

ITEM 2   Identity and Background

         a) Sit Investment Associates, Inc. ("SIA")
  	    Roger Jerome Sit, Chairman, President, CEO and Global CIO Michael Clinton Brilley, Sr. VP and Sr. Fixed Income Officer Paul E. Rasmussen, Vice President, Secretary
            Frederick Richard Adler, Director
	    William E. Frenzel, Director
            Ralph Strangis, Director

         b) Incorporated in the State of Minnesota
	    3300 IDS Center, 80 South Eighth Street,
	    Minneapolis, MN 55402

         c) Investment Management

         d) None of the individuals listed above or SIA has been convicted during the last 5 years of any criminal proceeding (excluding traffic violations).

         e) During the last five years none of the individuals listed above or SIA has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f) Each of the individuals listed above is a United States citizen.

ITEM 3   Source and Amount of Funds or Other Considerations

         00 Cash deposited in investment accounts regarding which Sit Investment Associates, Inc. and Sit Investment Fixed Income Advisors, Inc. have investment discretion.

ITEM 4   Purpose of Transaction

	 Shares of the Issuer have been acquired and sold over a period of time beginning March 11, 1996, and since the filing of the previous amendments to this Schedule 13D, in the ordinary course of business as an investment manager for investment purposes.

	 The shares of the Issuer have been trading at a significant discount to
	 net asset value during the past several years.  Sit Investment Associates,
	 Inc. ("SIA") and its subsidiary, Sit Investment Fixed Income Advisers,
	 Inc. ("SIFIA"), have determined that it is in the best interests of
	 certain of their clients to pursue with the Issuer changes in the Issuer's
	 practices or policies that, if adopted, would tend to reduce or eliminate
	 the discount at which the shares of the Issuer will trade in the future.

	 SIA and SIFIA otherwise do not seek to influence or control the
	 management of the Issuer.  SIA and SIFIA will continue to acquire and sell
	 shares of the Issuer on behalf of its clients for investment purposes in
	 the ordinary course of business and will vote such additionally acquired
	 shares in favor of any proposal submitted to shareholders that
	 satisfactorily meets the objectives described above.

	 Practices that SIA has discussed with management of the Issuer that, if
	 adopted, may reduce or eliminate the discount at which the shares of the
	 Issuer will trade in the future include: a.) investment strategies that may
	 increase the Issuer's income and maintain an investment grade quality rating
	 such as utilizing equity based leverage; investing in shares of closed-end
	 funds with high returns and investment objectives similar to the Issuer's,
 	 including funds affiliated with the Issuer; and utilizing repurchase
	 agreements on agency mortgage securities; b.) policies to re-purchase the
	 Issuer's shares such as authorizing a tender offer; and c.) adoption of a
	 managed distribution policy based on the Issuer's collection of principal
	 which may be higher than a distribution policy based solely on the Issuer's
	 income and portfolio market value.  SIA has also discussed the ability of
	 a closed-end fund to initiate a rights offering.

	 Previously, SIA sent a letter to the management of the Issuer dated
	 January 28, 1998 proposing changes to the Issuer's practices (the letter
	 was attached as an exhibit to Schedule 13D filed on February 28, 1998).
	 On March 18, 1998 the management of the Issuer announced that it intended
	 to recommend to the Issuer's board of directors that the board authorize
	 new discretionary repurchase offers during December 1999 and December 2001.
	 The Issuer repurchased 10% of its shares at net asset value in December
	 1999, and did not offer to repurchase shares in December 2001.

ITEM 5   Interest in Securities of the Issuer

	 a) As of June 11, 2009, Sit Investment Associates, Inc.("SIA") and its affiliates own 3,700,690 shares which represents
            34.71% of the outstanding Shares. None of the executive officers or directors of SIA owns any other shares.

        Entity                                   	Shares       Percentage
        ----------------                          	---------     ---------
        SIA (client accounts)                     	3,694,381	 34.65%
        Sit Balanced Fund                                   6,309         0.06%
                                                     	 --------       -------
        Total Owned by SIA and Affiliated Entities 	3,700,690        34.71%

         b) SIA has the sole power to vote and dispose of all of such shares.

	 c) Shares have been sold and acquired since October 23, 2008 as previously reported. Transactions (all open market transactions) effected since October 23, 2008 ranged in price from $7.29 to $9.97.

         d) Client accounts have the right to receive all dividends from and any proceeds from the sale of the shares. None of the client accounts owns more than 5% of the shares outstanding.

         e) Not applicable

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         Sit Investment Associates, Inc. or its affiliates has entered into investment management agreements with each of its clients pursuant to which Sit Investment Associates, Inc. or its affiliate has assumed the responsibility to vote on behalf of its clients all shares held by its clients in portfolios managed by Sit Investment Associates, Inc. and affiliates.

ITEM 7   Materials to be Filed as Exhibits

         Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

------------------
June 12, 2008

Sit Investment Associates, Inc.

By:   /s/ Paul E. Rasmussen
      -----------------------------------
      Name/Title: Paul E. Rasmussen, Vice President

                                   EXHIBIT 1

The Reporting Person.
Sit Investment Associates, Inc. ("SIA") is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

SIA has two subsidiaries, each of which are registered Investment Advisers:
        Sit Investment Fixed Income Advisors ("SIFIA")
        Sit Fixed Income Advisors II, LLC

SIA is the Investment Advisor for twelve no-load, open-end mutual funds (the "Funds") which are comprised of five registered investment companies, two of that consist of series funds as listed below. SIA has the voting power and dispositive power for all securities held in SIA client accounts and the following Sit Mutual Funds.

    1)  Sit Mid Cap Growth Fund, Inc.
    2)  Sit Large Cap Growth Fund, Inc.
    3)  Sit U.S. Government Securities Fund, Inc.
    Sit Mutual Funds, Inc.
        4)   Sit International Growth Fund (series A)
        5)   Sit Balanced Fund (series B)
        6)   Sit Developing Markets Growth Fund (series C)
        7)   Sit Small Cap Growth fund (series D)
	8)   Sit Dividend Growth Fund (Series G)
	9)   Sit Global Dividend Growth Fund (Series H)
    Sit Mutual Funds II, Inc.
        10)  Sit Tax-Free Income Fund (series A)
        11)  Sit Minnesota Tax-Free Income Fund (series B)
	12)  Sit High Income Municipal Bond Fund (series D)

Out of the affiliated entities indicated above, only SIA (client accounts), SIFIA (client accounts) and Sit Balanced Fund beneficially owned shares of the American Select Portfolio Inc. common stock as of June 11, 2009.